                                                                    EXHIBIT 12
                                             IES UTILITIES INC.
                             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                                             Twelve Months
                                                  Year Ended December 31,                        Ended
                                        1991       1992       1993       1994       1995     March 31, 1996
                                    (in thousands, except ratio of earnings to fixed charges)

Net income                           $  47,563  $  45,291  $  67,970  $  61,210  $  59,278   $     67,247

Federal and state
   income taxes                         23,494     20,723     37,963     37,966     41,095         47,547

Net income before
   income taxes                         71,057     66,014    105,933     99,176    100,373        114,794

Interest on long-term debt              31,171     35,689     34,926     37,942     36,375         36,105

Other interest                           5,595      3,939      5,243      3,630      8,085          8,790

Estimated interest
   component of rents                    6,594      4,567      3,729      3,970      4,637          4,758

Fixed charges as defined                43,360     44,195     43,898     45,542     49,097         49,653

Earnings as defined                  $ 114,417  $ 110,209  $ 149,831  $ 144,718  $ 149,470      $ 164,447

Ratio of earnings to fixed charges
   (unaudited)                            2.64       2.49       3.41       3.18       3.04           3.31


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and Federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.